UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                      AREL COMMUNICATIONS AND SOFTWARE LTD.
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                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS .001 PER SHARE
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                         (Title of Class of Securities)


                                    M14925107
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                                 (CUSIP Number)

                               CLAYTON L. MATHILE
                               6450 SAND LAKE ROAD
                                    SUITE 200
                               DAYTON, OHIO 45414
                               TEL: (937) 264-4622
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 1, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                               CUSIP No. M14925107
                               -------------------

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1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      CLAYTON L. MATHILE
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
      (a) |_|
      (b) |_|

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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):
      PF

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e): |_|

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES

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                                            7.  SOLE VOTING POWER
NUMBER OF SHARES                                4,377,390
BENEFICIALLY
OWNED BY EACH                               ------------------------------------
REPORTING PERSON                            8.  SHARED VOTING POWER
WITH                                            --

                                            ------------------------------------
                                            9.  SOLE DISPOSITIVE POWER
                                                4,377,390

                                            10. SHARED DISPOSITIVE POWER:

                                                --
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      4,377,390

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS): |_|

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.07%(1)

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14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
      IN
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   (1) As of June 25, 2004, the Issuer had outstanding (excluding 200,000 dormant shares) 13,236,916 ordinary shares, par value NIS 0.001 per share ("Shares"), as reported in the press release filed by the Reporting Person with the Securities and Exchange Comission on June 28, 2004 as Exhibit (a)(5)(1) to Tender Offer Statement on Schedule TO.

                                 SCHEDULE 13D/A


         This Amendment No. 10 to Schedule 13D (this "Amendment") supplements and amends the information contained in the original Schedule 13D filed with the Securities and Exchange Commission ("SEC") on November 14, 2001, as previously amended (as so amended, the "Schedule 13D"). Terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 is hereby amended as follows:

         The principal executive offices of the Issuer are located at 22 Einstein Street, Park Hamadah, Building 22, Kiryat Weizmann, Nes Ziona, 74140 Israel.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and supplemented as follows:

         The total amount of funds used by the Reporting Person to pay the aggregate consideration pursuant to the Share Purchase Agreement and the Offer was $6,825,631 and related fees and expenses are estimated to be $200,000. The Reporting Person used his existing cash resources to consummate these transactions. The Reporting Person also intends to use his existing cash resources to pay the related fees and expenses.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented as follows:

         Following the completion of the Offer, pursuant to the terms of the Share Purchase Agreement, on July 1, 2004, the Reporting Person purchased from Mr. Gross at the Offer Price 775,128 Shares, representing the Shares Mr. Gross tendered in the Offer which were not accepted for payment due to proration.

         Also pursuant to the Share Purchase Agreement, on June 30, 2004, Mr. Gross, the Chairman of the board of directors of the Issuer (the "Board"), resigned from the Board. The Reporting Person proposed to the Board that it nominate Mr. George Morris to serve as its new Chairman of the Board and, on June 30, 2004, Mr. Morris was so elected.

         The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the events enumerated in
Item 4 of Form Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and 5(b) are hereby amended and restated in their entireties as follows:

         (a) The Reporting Person beneficially owns 4,377,390 Shares. As of June 25, 2004, the Issuer had outstanding (excluding 200,000 dormant shares) 13,236,916 Shares, as reported in the press release filed by the Reporting Person with the SEC on June 28, 2004 as Exhibit (a)(5)(1) to Tender Offer Statement on Schedule TO. Accordingly, as of June 25, 2004, the Reporting Person beneficially owned 33.07% of the outstanding Shares of the Issuer.

         (b) The Reporting Person has the sole power to vote or to direct the voting of and to dispose or to direct the disposition of 4,377,390 Shares, of which (i) 1,436,975 Shares are held directly by the Reporting Person, (ii) 251,950 Shares are held by a limited liability company which the Reporting Person controls and (iii) 2,688,465 Shares are held by the Reporting Person as trustee under two Amended Agreements of Trust for the benefit of the Reporting Person.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2004
                                                     /s/ Clayton L. Mathile
                                                     ---------------------------
                                                     Clayton L. Mathile